TSX-V: EPZ
www.epzresources.com

NEWS RELEASE

ESPERANZA RESOURCES CORP. ANNOUNCES
ADDITIONS TO MANAGEMENT

Vancouver, B.C., May 17, 2012: Esperanza Resources Corp. (TSX.V: EPZ) (“Esperanza” or the “Company) is pleased to announce the addition to the Company’s management team of Mr. Daniel O’Flaherty as Executive Vice President, Corporate Development, Mr. Johannes J. Miller as Vice President, Operations and Ms. Kylie Dickson as Chief Financial Officer.

Prior to his role with Esperanza, Mr. O'Flaherty was a Director in the Investment Banking team of Scotia Capital focused exclusively on the metals and mining sector where he specialized in providing advice to clients on acquisitions, divestitures, mergers, and hostile takeover defenses as well as on equity and debt financings. Over the past nine years, Mr. O'Flaherty has been directly involved in more than $20 billion of successful mining transactions. Mr. O’Flaherty holds a Bachelor of Commerce degree, with Honours, from the University of British Columbia.

A mine engineer by training, Mr. Miller’s experience combines engineering, operations, and project management. He has worked in a range of positions in open-pit and underground mines around the world, supervising all facets of mine engineering, operations, construction and development. Mr. Miller most recently held the position of Operations Manager for Minefinders Corporation Ltd. (“Minefinders”) where he oversaw development and operations at the Dolores open-pit heap leach gold mine in Mexico. Prior to that, Mr. Miller was a Planning Manager with First Quantum Minerals.

Ms. Dickson is a Canadian Chartered Accountant and was the Corporate Controller for Minefinders from 2007 through the acquisition of Minefinders by Pan American Silver in 2012. Prior to her role with Minefinders, Ms. Dickson was an Audit Manager with the mining group at KPMG LLP in Vancouver where she planned and executed audit and advisory engagements for public mining companies. Ms. Dickson will assume the Chief Financial Officer position following the completion and publication of the Company’s second quarter financial statements. Mr. David Miles, an employee of Seabord Services Corp and the Company’s current CFO will assist with transition. The Company would like to thank Mr. Miles for his contribution to the Company’s success to date.

“I am very pleased to have Dan, Hannes and Kylie joining the Company as they will play a significant role in the next stage of Esperanza’s growth,” commented Greg Smith, President and Chief Executive Officer. “In addition, we also have experienced personnel in permitting and community relations, technical services and logistics and procurement joining Esperanza at this time. With the team in place, we have a solid foundation on which to grow this company, with the immediate focus on developing our principal Cerro Jumil gold project in Mexico.”

About Esperanza Resources Corp.

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

SAFE HARBOUR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the commencement of commercial production at Cerro Jumil, the corporate development of Esperanza Resources Corp., the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially. Please refer to a discussion of some of these risk factors in Esperanza Resources Corp.’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza Resources Corp. expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

For further information, contact:

Esperanza Resources Corp.

Greg Smith, President and CEO

Toll Free: 1-866-890-5509

info@epzresources.com

Website: www.epzresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.